FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2003

British Sky Broadcasting Group plc

(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Chief Executive Officer’s Review
Consolidated Profit and Loss Account
Consolidated Balance Sheet
Consolidated Cash Flow Statement
Consolidated Statement of Total Recognised Gains and Losses
Notes to Accounts
Independent Review Report
Corporate Shareholder Information
SIGNATURES

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone +44 (0)870 240 3000
Facsimile +44 (0)870 240 3060
www.sky.com
Registered in England No. 2247735

British Sky Broadcasting Group plc

Interim Report 2003

Contents

01 Chief Executive Officer's Review
06 Consolidated Profit and Loss Account
07 Consolidated Balance Sheet
08 Consolidated Cash Flow Statement
09 Consolidated Statement of Total Recognised Gains and Losses
10 Notes to Accounts
16 Independent Review Report
17 Corporate Shareholder Information

01.
Chief Executive Officer’s Review
Results for the six months ended 31 December 2002

Sky continues to deliver

•	Net DTH subscriber growth in the six months of 461,000 to 6.6 million

•	Year to date churn falls to 9.4%

•	Operating profit before goodwill increases 126% to £158 million

•	Operating cash inflow of £255 million

•	Profit before tax and goodwill of £80 million

Double digit revenue growth combined with tight control of costs has resulted in strong margin expansion driving significant and rapidly growing free cash flow. We are well on track to hit all of our targets and we look forward to the rest of the year with confidence.

Overview

Sky continues to demonstrate significant operational gearing within its business model and to deliver accelerating profit growth. Total revenues grew by 14% on the comparable period, to £1,511 million, whilst operating expenditure rose by just 8% on the comparable period to £1,353 million, generating a net operating margin of 10.5%, up more than five percentage points on the comparable period. Operating profit before goodwill for the period increased to £158 million, an increase of 126% on the comparable period and the highest first half operating profit since the launch of Sky digital in October 1998. EBITDA for the period increased by 82% from £111 million to £203 million.

Sky continues to reduce net debt at each balance sheet date and at 31 December 2002, net debt had fallen to £1,386 million, the lowest level since June 2000.

Operational Review

At 31 December 2002, the total number of direct-to-home (DTH) digital satellite subscribers in the UK and Ireland was 6,562,000, representing a net increase of 244,000 subscribers in the three months to 31 December 2002 (the quarter). This sustained strong growth puts Sky comfortably on track to achieve its target of 7 million DTH subscribers by the end of the calendar year 2003. At 31 December 2002, the percentage of subscribers taking the top tier Sky World package was 55%.

The number of subscribers to the Extra Digibox increased by 42,000 to reach 117,000 and Sky+ subscribers increased by 27,000 to reach

British Sky Broadcasting Group plc

02.
Chief Executive Officer’s Review
continued

65,000. Our success in reducing the cost of set-top boxes means that Sky customers can now buy an Extra Digibox for just £99.

Total subscribers in the UK and Ireland to one or more of Sky’s channels increased by 196,000 to 10.5 million in the quarter, with Sky’s own DTH subscriber growth being partially offset by another quarter of decline in the number of households subscribing to a television service via cable. 100% of UK digital cable subscribers now receive at least one Sky channel which means that with every digital terrestrial home also receiving Sky channels, the Sky brand and advertising proposition reaches every digital home in the UK.

DTH churn for the year to date (annualised) fell to 9.4% in the period. This represents the lowest level of total churn recorded since the launch of Sky digital and a full percentage point reduction on the six months ended 31 December 2001 (the comparable period).

The quarterly annualised average revenue per DTH subscriber (ARPU) in the quarter was £351, an increase of 6% over the three months ended 31 December 2001 and £3 higher than ARPU for the quarter to 30 September 2002. The changes in UK retail pricing, which took effect from 1 January 2003, will begin to be reflected in ARPU from the third quarter of this financial year.

Programming

The main terrestrial channels, BBC1 and ITV1, continued their audience decline in 2002 according to the year-end viewing figures from BARB. Multi-channel viewing continues to grow year-on-year and for the first time ever the multi-channel share of viewing exceeded ITV’s share in the Christmas week of December 2002. The number of programmes on digital channels with audiences of over one million individuals doubled to 160 in 2002 compared to 2001, with programmes on Sky channels, such as The Simpsons, Enterprise, Buffy, Dinotopia, FA Cup, Worthington Cup and Premier League Football, contributing 14 of the top 20 audiences.

Sky One maintains its leading position in multichannel homes increasing its share of viewing to 3.7% for the calendar year 2002 and Sky One Mix, a multiplex version, was successfully launched in December to offer our subscribers an alternative chance to see their favourite shows.

Sky Sports’ popularity continues to grow with audiences increasing for most major sports. Worthington Cup Football has made a record-breaking return to Sky this season achieving average audiences of over one million viewers, up 35% on the last season broadcast on Sky, and 14% higher than the best ever season. During the quarter, Sky Sports broadcast all three of England’s autumn Rugby Union internationals. The back-to-back victories over New Zealand, Australia and South Africa, offered with 8-screen interactivity, saw in-home audiences up 25% on last year’s games. The Rugby Super League season ended with a record audience for a Grand Final, whilst the season’s audiences were up 35% year-on-year, to record levels. Sky Sports News audiences are up 50% year-on-year and the service was also launched on Freeview at the end of October. Sky Bet became available through interactive football menus in December. The new-look Sky Bet is now supported by a betting-based commentary, providing a fourth audio option for interactive viewers.

The Cricket World Cup commenced this month and Sky Sports is showing all 54 matches exclusively live. Viewers will be able to select from a menu of simultaneous matches using Sky Sports Active technology.

Sky remains the home of the most comprehensive movie service in the UK. Over the next few months, Sky Movies and Sky Box Office will be broadcasting some of the most successful movies in history, including Harry Potter and the Philosopher’s Stone and The Lord of the Rings: The Fellowship of the Ring.

Sky Active continues to grow its offering to subscribers. Following the success of games like Tetris, Battleships and Space Invaders, Sky Active added the popular Tomb Raider game to Sky Gamestar in December and Sky also launched the first ever dedicated digital TV games controller, Sky Gamepad.

Financial review

Revenue

Total revenues increased by 14% on the comparable period to £1,511 million, driven by strong increases in DTH and advertising revenues, partially offset by declining wholesale

British Sky Broadcasting Group plc

03.
Chief Executive Officer’s Review
continued

revenues. DTH revenues increased by 23% to £1,112 million as a result of a 14% increase in the average number of DTH subscribers. Core ARPU increased by 6% to £336.

The Group’s advertising revenue increased by 13% on the comparable period to £133 million. With the majority of the annual negotiations complete for calendar 2003, the Group remains confident of delivering double digit year-on-year growth in advertising revenues for the financial year.

As expected, wholesale revenues continued to decline, reducing by 34% on the comparable period to £98 million. Excluding the one-off effect of the closure of ITV Digital, the decline in wholesale revenues was 16%. This reduction is the direct consequence of both the loss of subscribers by NTL and Telewest and the lower penetration of premium channels amongst remaining cable subscribers. The total number of cable subscribers to Sky channels has declined by over 300,000 in the last 12 months, despite the higher availability of Sky channels in cable homes. Over the same period, the penetration of premium channels in cable homes has also continued to fall, further affecting wholesale revenues. Sky is in ongoing discussions with the cable companies in order to improve the penetration of Sky premium channels amongst cable subscribers.

Total interactive revenues including both gross betting revenues and Sky Active revenues, were flat at £91 million, though this conceals a significant improvement in mix.

Sky Active revenues continue to grow and increased by 15% on the comparable period to £48 million. This increase was mainly driven by interactive advertising, the increased usage of games and revenues from third party channels using interactive applications. In particular, the usage of interactive advertising continues to rise with over 240 campaigns shown to date and Sky Gamestar has increased in popularity with over 7.7 million paid-for games during the period.

In contrast to the growth of Sky Active revenues, gross betting revenue reduced to £43 million, reflecting Sky’s strategy to discourage low margin telephone-only customers and focus on the much higher margin interactive television (iTV) betting business. iTV based bets grew strongly in the period with the total volume of bets placed via the set-top box up 160% and revenue from iTV betting up 104% on the comparable period. iTV remains the fastest growing segment of betting revenues and now accounts for the majority of bets placed by volume. Importantly, the iTV betting margin (calculated by subtracting iTV betting costs, which includes payouts, tax and horse racing levy, from gross iTV betting revenues) is high at over 11%.

The result of the growth in Sky Active revenues and improvement in betting margins was that interactive ARPU (quarterly annualised) increased by 16% to £15.

Programming costs

Programming costs for the period increased by £87 million to £744 million. Sports costs increased by £40 million to £313 million as a result of contractual increases, the timing of the Ryder Cup, which is a bi-annual event, and the Nationwide Football League which returned to Sky this season. The increase in Third Party Channel costs of £29 million to £173 million principally reflects the 14% increase in the average number of subscribers on the comparable period. Movie costs increased by £21 million to £201 million mainly as a result of the increased number of “hit” movies shown.

Other operating costs

Despite the strong growth in subscribers, marketing costs decreased by £4 million to £216 million. This was principally the result of lower set-top box costs, the increased use of direct sales channels and Internet ordering, offset by an increase in above-the-line expenditure. Subscriber acquisition cost (SAC) has fallen by £25 from £235 for the comparable period to £210 for the period, achieving the target set for the end of the current financial year six months early. As set-top box supply arrangements are generally negotiated on an annual basis, Sky expects modest SAC savings for the remainder of the financial year, mainly as a result of the ongoing trend towards direct subscriber acquisition. Sky remains confident that SAC will fall below £200 in the financial year to June 2004.

Subscriber management costs increased by £15 million to £161 million. Subscriber management costs comprise two main activities: customer relationship management (CRM) costs associated with managing the existing subscriber

British Sky Broadcasting Group plc

04.
Chief Executive Officer’s Review
continued

Subscribers to Sky Channels

	Prior Year	Opening
	Quarter 2	Quarter 4	Quarter 1	Quarter 2
	2001/02	2001/02	2002/03	2002/03
	At 31/12/01	At 30/6/02	At 30/9/02	At 31/12/02

DTH Digital[1,2]	5,716,000	6,101,000	6,318,000	6,562,000
Cable — UK	3,676,000	3,486,000	3,405,000	3,355,000
Cable — Ireland	613,000	605,000	394,000	596,000
DTT[3]	1,218,000	—	—	—
Total	11,223,000	10,192,000	10,317,000	10,513,000

DTH churn rate for year to date (annualised)	10.4%[4]	10.5%[4]	9.6%	9.4%

1:	Includes DTH subscribers in Ireland (272,000) as at 31 December 2002.

2:	DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).

3:	On 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital and, with effect from that date, these subscribers ceased to receive any Sky subscription channels.

4:	Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.

base; and supply chain costs relating to systems and infrastructure and the hardware costs of new products purchased by subscribers such as Sky+ and Extra Digiboxes. CRM costs per subscriber have fallen by 14%, leading to an overall reduction of 2% over the prior year to £76 million, as a result of call centre efficiencies and lower call volumes. Supply chain costs increased by 24% over the comparable period to £85 million, as a result of installing a higher number of new subscribers and the hardware costs of new products. The corresponding revenue associated with the sale of hardware products is included within Other revenues.

Goodwill amortisation included within operating profit increased by £4 million on the comparable period to £64 million. The increase was mainly due to a £5 million provision against goodwill which originally arose on the acquisition of OPTA Index Limited (OPTA). The provision has reduced the carrying value of this goodwill to nil. The provision has been made as a result of the Group’s announcement that it would close OPTA in May 2003 if sufficient sponsorship revenue has not been generated by that date.

Joint ventures

The Group’s share of the operating profits of joint ventures increased to £2 million in the period, an increase of £62 million over the comparable period, reflecting the cessation of equity accounting for the Group’s share of losses incurred by KirchPayTV from 8 February 2002.

The Group has made a provision against some of its minority equity investments, reflecting the accounting treatment of these investments required by UK GAAP. This has led to a net non-cash exceptional charge of £19 million, which is accounted for below operating profit.

Taxation

The tax charge for the period includes a current tax charge of £27 million and a deferred tax charge of £4 million due to the Group moving into a profitable position (based upon an effective tax rate of 31%). This was offset by a £33 million deferred tax credit principally arising from the recognition of a deferred tax asset on certain trading losses, net of an adjustment arising from the prior period. After tax on exceptional items (£2 million) and Sky’s share of joint ventures’ tax (£1 million), the charge for the period was £1 million.

At 31 December 2002, the Group had £20 million of Advanced Corporation Tax (ACT) expected to be recoverable in less than one year (principally to be accounted for in 2002/2003 financial year) and £58 million of ACT recoverable in more than one year.

Earnings

The Group has marked its return to profitability by

British Sky Broadcasting Group plc

05.
Chief Executive Officer’s Review
continued

delivering a profit after tax of £16 million for the period, resulting in earnings per share of 0.8p compared to a loss per share of 71.8p for the comparable period. This is the first time the Group has delivered positive earnings per share since the launch of the free set-top box offer in May 1999, which resulted in a period of heavy investment in subscriber acquisition.

Cashflow and interest

The Group’s operating cash inflow was £255 million in the period. This represented the conversion of 161% of operating profit before goodwill to cash inflow.

Sky’s net debt has fallen by £142 million since 30 June 2002. At 31 December 2002 the ratio of net debt to annualised EBITDA was 3.4, its lowest level since 1999. Interest cover (the ratio of EBITDA to net interest payable) was 3.3. Sky expects these ratios to continue to improve to levels consistent with an investment grade credit rating.

Corporate

On 11 November 2002, BSkyB issued a total of 43.2 million shares to BT, HSBC and Matsushita as final consideration for the acquisition of their interests in British Interactive Broadcasting Holdings Limited. Following this transaction none of the Group’s shares are the subject of any lock up or similar arrangement. As measured by the FTSE Indices Committee, the Group’s free float is currently 64.6%, with a single stake of 35.4% held by BSkyB Holdco., Inc. accounting for the balance.

The Group welcomed the announcement by the Office of Fair Trading on 17 December 2002 that it had not found BSkyB in breach of competition law. The investigation covered the period between March 2000 and the end of 2001.

On 4 February 2003, Standard & Poor’s Ratings Services revised its outlook on its long-term corporate credit rating on BSkyB from stable to positive and affirmed the Company’s current “BB+” rating.

On 13 February 2003, the Board of BSkyB appointed three new Non-Executive Directors. Lord Wilson of Dinton (formerly Sir Richard Wilson), Master of Emmanuel College, Cambridge University, joins the Board as an additional independent Non-Executive Director. Lord Wilson was Secretary of the Cabinet and Head of the Home Civil Service from 1998 to 2002.

As a result of the appointment, the new Articles of Association approved by shareholders at the Company’s Annual General Meeting in November 2002 have become effective.

Furthermore, Leslie Hinton and Martin Pompadur have resigned from the Board of Directors with immediate effect. Following these resignations, Chase Carey, member of the Board of Directors of News Corporation and James Murdoch, member of the Board of Directors of News Corporation and Chairman and Chief Executive of STAR, News Corporation’s Asian satellite television and multi-media service, have been appointed as Non-Executive Directors.

Refinancing

Barclays Bank plc, Citigroup and Deutsche Bank AG London have recently provided an underwritten commitment to the Group for a five year £600 million revolving credit facility to replace the Group’s existing £750 million facility, due to mature in June 2004. The existing £300 million facility, currently undrawn, will be reduced simultaneously to £200 million, and will remain in place to mature in June 2004 as currently documented. Total available facilities will therefore be £800 million to June 2004 and £600 million thereafter. The new facilities, combined with existing public market debt, will provide the Group with comfortable liquidity over the term of the facilities.

/s/ Tony Ball
Tony Ball
Chief Executive
13 February 2003

British Sky Broadcasting Group plc

06.
Consolidated Profit and Loss Account
for the half year ended 31 December 2002

		2002/2003	2002/2003	2002/2003	2001/2002	2001/2002	2001/2002	2001/2002
		Half year	Half year	Half year	Half year	Half year	Half year	Full year
		Before			Before
		goodwill and	Goodwill and		goodwill and	Goodwill and
		exceptional	exceptional		exceptional	exceptional
		items	items	Total	items	items	Total	Total
		£m	£m	£m	£m	£m	£m	£m
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Turnover: Group and share of joint ventures’ turnover		1,549.8	—	1,549.8	1,413.7	—	1,413.7	2,915.3
Less: share of joint ventures’ turnover		(38.5)	—	(38.5)	(93.1)	—	(93.1)	(139.2)
Group turnover	2	1,511.3	—	1,511.3	1,320.6	—	1,320.6	2,776.1

Operating expenses, net	3	(1,353.0)	(63.7)	(1,416.7)	(1,250.5)	(59.8)	(1,310.3)	(2,721.1)

EBITDA	12	202.5	—	202.5	111.1	—	111.1	254.5
Depreciation		(44.2)	—	(44.2)	(41.0)	—	(41.0)	(81.1)
Amortisation	8	—	(63.7)	(63.7)	—	(59.8)	(59.8)	(118.4)

Operating profit (loss)		158.3	(63.7)	94.6	70.1	(59.8)	10.3	55.0

Share of operating results of joint ventures	4	1.7	—	1.7	(59.8)	—	(59.8)	(76.7)
Joint ventures’ goodwill amortisation	9	—	—	—	—	(1,083.4)	(1,083.4)	(1,069.9)
Profit on sale of fixed asset investment	9	—	—	—	—	2.3	2.3	2.3
Amounts written off fixed asset investments, net	9	—	(18.8)	(18.8)	—	(60.0)	(60.0)	(60.0)
Release of provision for loss on disposal of subsidiary		—	—	—	—	10.0	10.0	10.0
Profit (loss) on ordinary activities before interest and taxation		160.0	(82.5)	77.5	10.3	(1,190.9)	(1,180.6)	(1,139.3)

Interest receivable and similar income		2.0	—	2.0	8.5	—	8.5	11.1
Interest payable and similar charges		(62.9)	—	(62.9)	(80.3)	—	(80.3)	(148.0)
Profit (loss) on ordinary activities before taxation		99.1	(82.5)	16.6	(61.5)	(1,190.9)	(1,252.4)	(1,276.2)

Tax credit (charge) on profit (loss) on ordinary activities	5	1.0	(1.5)	(0.5)	(5.5)	(95.6)	(101.1)	(106.4)
Profit (loss) on ordinary activities after taxation		100.1	(84.0)	16.1	(67.0)	(1,286.5)	(1,353.5)	(1,382.6)

Equity dividends
— paid and proposed	6			—			—	—
Retained profit (loss)	10			16.1			(1,353.5)	(1,382.6)

Earnings (loss) per share — basic	7	5.3p	(4.5p )	0.8p	(3.6p )	(68.2p )	(71.8p )	(73.3p )
Earnings (loss) per share — diluted	7	5.2p	(4.4p )	0.8p	(3.6p )	(68.2p )	(71.8p )	(73.3p )

The accompanying notes are an integral part of this consolidated Profit and Loss Account.

British Sky Broadcasting Group plc

07.
Consolidated Balance Sheet
as at 31 December 2002

		31 December	31 December	30 June
		2002	2001	2002
		£m	£m	£m
	Notes	(unaudited)	(unaudited)	(audited)

Fixed assets
Intangible assets	8	593.7	714.5	657.4
Tangible assets		336.5	314.4	343.0
Investments	9	108.0	109.2	128.9
		1,038.2	1,138.1	1,129.3

Current assets
Stocks		627.3	648.9	414.2
Debtors: Amounts falling due within one year		432.7	521.4	400.9
Debtors: Amounts falling due after more than one year		203.8	216.9	207.0
Cash at bank and in hand		51.1	86.5	50.3
		1,314.9	1,473.7	1,072.4

Creditors: Amounts falling due within one year
— short-term borrowings		(0.5)	(2.6)	(1.5)
— other creditors		(1,179.6)	(938.5)	(903.9)
		(1,180.1)	(941.1)	(905.4)

Net current assets		134.8	532.6	167.0

Total assets less current liabilities		1,173.0	1,670.7	1,296.3

Creditors: Amounts falling due after more than one year
— long-term borrowings		(1,436.7)	(1,917.1)	(1,576.9)
— other creditors		(17.0)	(12.1)	(16.0)
		(1,453.7)	(1,929.2)	(1,592.9)

Provisions for liabilities and charges		(3.5)	(15.6)	(4.1)
		(284.2)	(274.1)	(300.7)

Capital and reserves — equity
Called-up share capital	10	968.4	946.3	946.7
Share premium	10	2,530.2	2,404.8	2,409.8
Shares to be issued	10	2.7	256.9	255.8
Merger reserve	10	335.7	304.2	266.7
Profit and loss account	10	(4,121.2)	(4,186.3)	(4,179.7)
	10	(284.2)	(274.1)	(300.7)

The accompanying notes are an integral part of this consolidated Balance Sheet.

British Sky Broadcasting Group plc

08.
Consolidated Cash Flow Statement
for the half year ended 31 December 2002

		2002/2003	2001/2002	2001/2002
		Half year	Half year	Full year
		£m	£m	£m
	Notes	(unaudited)	(unaudited)	(audited)

Net cash inflow (outflow) from operating activities	11a	254.5	(177.9)	249.7
Returns on investments and servicing of finance
Interest received and similar income		1.7	6.7	8.8
Interest paid and similar charges on external financing		(67.5)	(68.9)	(141.0)
Interest element of finance lease payments		(0.3)	(0.2)	(0.6)
Net cash outflow from returns on investments and servicing of finance		(66.1)	(62.4)	(132.8)

Taxation
Consortium relief received		—	—	22.5
Net cash inflow from taxation		—	—	22.5

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(43.9)	(49.3)	(100.8)
Receipts from sales of fixed asset investments		—	0.4	0.4
Receipts from sales of intangible assets		—	0.6	0.6
Purchase of own shares (ESOP)		—	(6.7)	(26.9)
Net cash outflow from capital expenditure and financial investment		(43.9)	(55.0)	(126.7)

Acquisitions and disposals
Funding to joint ventures		(5.3)	(3.3)	(11.6)
Repayments of funding from joint ventures		2.4	1.9	4.8
Net cash outflow from acquisitions and disposals		(2.9)	(1.4)	(6.8)

Net cash inflow (outflow) before management of liquid resources and financing		141.6	(296.7)	5.9

Management of liquid resources
Decrease in short-term deposits	11b	0.5	55.3	69.5

Financing
Proceeds from issue of ordinary shares		0.5	11.8	14.3
Payments made on the issue of ordinary shares		(0.1)	(1.8)	(1.8)
Capital element of finance lease payments	11b	(1.2)	(0.4)	(1.7)
Net (decrease) increase in total debt	11b	(140.0)	150.0	(190.0)
Net cash (outflow) inflow from financing		(140.8)	159.6	(179.2)

Increase (decrease) in cash	11b	1.3	(81.8)	(103.8)

Decrease (increase) in net debt	11b	142.0	(286.7)	18.4

The accompanying notes are an integral part of this consolidated Cash Flow Statement.

British Sky Broadcasting Group plc

09.
Consolidated Statement of Total Recognised Gains and Losses
for the half year ended 31 December 2002

		2002/2003	2001/2002	2001/2002
		Half year	Half year	Full year
		£m	£m	£m
	Notes	(unaudited)	(unaudited)	(audited)

Profit (loss) for the period	10	16.1	(1,353.5)	(1,382.6)
Translation differences on foreign currency net investment		—	1.4	1.4
Total gains and losses relating to the period		16.1	(1,352.1)	(1,381.2)

Included within the profit (loss) for the period is a £0.8 million profit (2001/2002: half year £63.1 million loss; full year £80.9 million loss) in respect of the Group’s share of the results of joint ventures.

The accompanying notes are an integral part of this consolidated Statement of Total Recognised Gains and Losses.

British Sky Broadcasting Group plc

10.
Notes to Accounts

1.     Basis of preparation

The interim accounts for the half year ended 31 December 2002 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2002, which were approved by the Directors on 30 July 2002. The interim accounts do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche and their report is set out on page 16.

The financial information for the 2001/2002 full year is extracted from the accounts for that year which have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

At 31 December 2002, the Group’s balance sheet showed net liabilities of £284.2 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due. Accordingly the interim accounts are prepared on a going concern basis.

2.     Turnover

The Group’s turnover, whilst deriving from one class of business, has been analysed as follows:

	2002/2003	2001/2002	2001/2002
	Half year	Half year	Full year
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Direct-to-home subscribers	1,112.0	904.9	1,929.2
Cable and DTT subscribers	98.0	147.5	279.4
Advertising	133.0	118.1	250.7
Interactive	90.8	91.0	186.0
Other	77.5	59.1	130.8
	1,511.3	1,320.6	2,776.1

3.     Operating expenses, net

	2002/2003	2002/2003	2002/2003	2001/2002	2001/2002	2001/2002	2001/2002
	Half year	Half year	Half year	Half year	Half year	Half year	Full year
	Before			Before
	goodwill and	Goodwill and		goodwill and	Goodwill and
	exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	Total
	£m	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Programming (i)	744.2	—	744.2	657.4	—	657.4	1,439.3
Transmission and related functions (i, ii)	73.5	—	73.5	71.9	—	71.9	142.5
Marketing	215.6	—	215.6	220.2	—	220.2	416.6
Subscriber management	161.2	—	161.2	146.5	—	146.5	291.1
Administration (ii)	118.6	63.7	182.3	107.8	59.8	167.6	343.8
Betting	39.9	—	39.9	46.7	—	46.7	87.8
	1,353.0	63.7	1,416.7	1,250.5	59.8	1,310.3	2,721.1

(i)	The amounts shown are net of £7.3 million (2001/2002: half year £5.0 million; full year £15.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £12.0 million (2001/2002: half year £11.9 million; full year £23.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii)	Transmission and related functions costs for the 2001/2002 full year include an exceptional credit of £4.1 million. Administration costs for the 2001/2002 full year include goodwill and exceptional items of £140.6 million.

British Sky Broadcasting Group plc

11.
Notes to Accounts
(continued)

4.     Share of operating results of joint ventures

	2002/2003	2001/2002	2001/2002
	Half year	Half year	Full year
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

KirchPayTV GmbH & Co KGaA (“KirchPayTV”) operating loss	—	(57.1)	(70.0)
Programming joint ventures’ operating profit (loss), net	1.7	(2.7)	(6.7)
	1.7	(59.8)	(76.7)

This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore the Group believed that from 8 February 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

5.     Tax on profit (loss) on ordinary activities

Analysis of charge (credit) in period:

	2002/2003	2001/2002	2001/2002
	Half year	Half year	Full year
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Tax charge (credit) on profit before exceptional items:
Current tax	26.7	—	—
Deferred tax	(35.9)	4.9	27.3
Adjustment in respect of prior year — deferred tax	7.2	—	—
Share of joint ventures’ tax charge	1.0	0.6	1.3
	(1.0)	5.5	28.6

Exceptional tax charge (credit)
Current tax	1.5	—	—
Deferred tax credit on operating exceptional items	—	—	(5.5)
Exceptional deferred tax charge (i)	—	95.6	83.3
	1.5	95.6	77.8

	0.5	101.1	106.4

During the period the Group recognised a deferred tax asset of £37.1 million in respect of tax losses carried forward and £3.3 million in respect of fixed asset timing differences. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that there will be suitable taxable profits against which these assets can be utilised.

At 31 December 2002, a deferred tax asset of £134.4 million (2001/2002: half year £203.2 million; full year £167.6 million), arising principally from losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

(i)	An exceptional deferred tax charge of £95.6 million was made at 31 December 2001, against which £12.3 million was written back at 30 June 2002 as a result of the utilisation of tax losses.

6.     Dividends

The Directors do not propose a dividend for the period (2001/2002: half year nil; full year nil).

British Sky Broadcasting Group plc

12.
Notes to Accounts
(continued)

7.     Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) attributable to the equity shareholders in each period divided by the weighted average number of Ordinary Shares in issue during the period less the weighted average number of shares held in the Group’s ESOP trust of 1,898,715,178 (2001/2002: half year 1,886,064,965; full year: 1,887,375,018).

Diluted earnings (loss) per share represents the profit (loss) attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the period, as adjusted for the weighted average number of Ordinary Shares that would be issued on the conversion of all dilutive potential Ordinary Shares into Ordinary Shares and the weighted average number of shares held in the Group’s ESOP trust of 1,898,715,178 (2001/2002: half year 1,886,064,965; full year: 1,887,375,018). Options over 39,236,701 shares in 2002/2003 half year (2001/2002 half year 43,210,763 shares and 42,845,578 shares in the 2001/2002 full year) were excluded from the calculation of the total diluted number of shares in those periods, as they were antidilutive, and deferred and contingently issuable shares, valued at £255.8 million, were excluded in the 2001/2002 full year and 2001/2002 half year (2002/2003 half year nil) as they were antidilutive.

8.     Intangible assets

The movement in the period was as follows:

	Goodwill (i)	Other	Total
	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)

Net book value at 1 July 2002	657.2	0.2	657.4
Amortisation (ii)	(63.7)	—	(63.7)
Net book value at 31 December 2002	593.5	0.2	593.7

(i)	Goodwill of £272.4 million, £542.0 million and £5.2 million, arising on the acquisitions of Sports Internet Group (“SIG”), British Interactive Broadcasting (“BIB”) and WAP TV respectively, is being amortised over periods of seven years on a straight-line basis.

(ii)	At 31 December 2002, the Group has made a provision of £5.2 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision has been made as a result of the Group’s announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date.

9.     Fixed asset investments

	31 December	31 December	30 June
	2002	2001	2002
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Programming joint ventures	27.8	22.3	21.8
Investment in own shares	39.2	22.0	42.2
Other investments	41.0	64.9	64.9
Total investments	108.0	109.2	128.9

Investment in own shares

At 31 December 2002, the Group’s employee ownership trust (“ESOP”) held 6.2 million Ordinary Shares in the Company at an average value of £6.36 per share. The 0.4 million shares utilised during the period relate to the grants of shares under the Long Term Incentive Plan (“LTIP”) and Key Contributor Plan (“KCP”).

During May 2002, the Trustees of the ESOP, as authorised by the Board, purchased 3.0 million of the Company’s Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilised, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group’s LTIP and KCP.

British Sky Broadcasting Group plc

13.
Notes to Accounts
(continued)

9.     Fixed asset investments (continued)

Other investments

2002

At 31 December 2002, the Group has made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of £21.0 million.

At 31 December 2002, the Group reduced its deferred revenue balance by £5.1 million relating to minority investments in new media companies, and reduced both its investment and provision against the investment in these companies by £5.1 million accordingly.

At 31 December 2002, the Group has made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million. This brought the carrying value of the Group’s investment in Open TV to £0.3 million.

2001

On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of £2.3 million.

At 31 December 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

At 31 December 2001, the carrying value of the Group’s investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortisation of £984.9 million. Joint ventures’ goodwill amortisation also included goodwill amortisation of £98.5 million for the six months ended 31 December 2001. The Group’s investment in KirchPayTV was treated as a joint venture until 8 February 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly, on 8 February 2002, the investment was transferred within fixed asset investments to “Other investments” at a net book value of nil. On 11 August 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings.

10.     Reconciliation of movement in shareholders’ deficit

						Total
	Share	Share	Shares to	Merger	Profit and	shareholders’
	capital	premium	be issued	reserve	loss account	deficit
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

At 1 July 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)
Issue of share capital	21.7	120.5	(253.1)	111.5	(0.1)	0.5
Share issue costs	—	(0.1)	—	—	—	(0.1)
Profit for the period	—	—	—	—	16.1	16.1
Transfer from merger reserve	—	—	—	(42.5)	42.5	—
At 31 December 2002	968.4	2,530.2	2.7	335.7	(4,121.2)	(284.2)

During the period, the Company issued shares with a market value of £0.6 million (2001/2002: half year £30.9 million; full year £35.2 million) in respect of the exercise of options awarded under various share option schemes, with £0.5 million (2001/2002: half year £11.8 million; full year £14.3 million) received from employees.

On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BIB in May and June 2001.

British Sky Broadcasting Group plc

14.
Notes to Accounts
(continued)

11a. Reconciliation of operating profit to operating cash flows

	2002/2003	2001/2002	2001/2002
	Half year	Half year	Full year
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Operating profit	94.6	10.3	55.0
Depreciation	44.2	41.0	81.1
Amortisation of goodwill and other intangible assets	63.7	59.8	118.4
Decrease (increase) in working capital	52.6	(261.6)	29.6
Provisions utilised, net	(0.6)	(27.4)	(34.4)
Net cash inflow (outflow) from operating activities	254.5	(177.9)	249.7

11b. Analysis of changes in net debt

	As at		As at
	1 July 2002	Cash flow	31 December 2002
	£m	£m	£m
	(audited)	(unaudited)	(unaudited)

Overnight deposits	38.7	(38.7)	—
Other cash	11.1	40.0	51.1
	49.8	1.3	51.1

Short-term deposits	0.5	(0.5)	—
Cash at bank and in hand	50.3	0.8	51.1

Debt due after more than one year	(1,569.1)	140.0	(1,429.1)
Finance leases	(9.3)	1.2	(8.1)
Total debt	(1,578.4)	141.2	(1,437.2)

Total net debt	(1,528.1)	142.0	(1,386.1)

12.     EBITDA

EBITDA (Earnings before interest, tax, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation of goodwill and intangible assets.

British Sky Broadcasting Group plc

15.
Notes to Accounts
(continued)

13.     Regulatory update

Office of Fair Trading (“OFT”)

The OFT announced an investigation of the Group on 11 January 2000. The investigation initially commenced under the Fair Trading Act 1973.

On 5 December 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on 17 December 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT. On 17 December 2002, following the submission by the Group of written and oral representations on the Rule 14 Notice, the OFT announced that the Group had not been found in breach of competition law.

EC Investigation — Football Association Premier League Limited (“FAPL”)

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the FAPL. On 21 June 2002, the Group and the FAPL notified the Group’s current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL also notified the rules of the FAPL to the EC Commission. On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. It is too early to assess whether this will have a material effect on the Group (i).

EC Investigation — Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

Ireland

The Group is currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation (“ComReg”, which replaced the former telecommunications regulator, the Office of the Director of Telecommunications Regulation on 1 December 2002). The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. The Irish Government is undertaking a consultation exercise concerning the implementation of the package of EC electronic communications directives. The Irish Government has announced that it intends to implement these directives by 25 July 2003, the deadline set in the directives. It is possible, depending on how the directives are implemented, that ComReg will seek to regulate the Group’s Irish operations.

In addition, the Government of Ireland has indicated that it intends to introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on 15 October 2002, and the list has been found unobjectionable by the EU Contact Committee. The Group anticipates that the list will be presented to the Irish Parliament for approval, in the near future. It is to early to say what impact this legislation (following the introduction of the list) may have on the Group’s business in Ireland.

(i)	If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of EC competition law.

British Sky Broadcasting Group plc

16.
Independent Review Report
To British Sky Broadcasting Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 December 2002 which comprises the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

Deloitte & Touche
Chartered Accountants
London

13 February 2003

Notes:

(i)	The maintenance and integrity of the British Sky Broadcasting Group plc website is the responsibility of the Directors; the work carried out by Deloitte & Touche does not involve consideration of these matters and, accordingly, Deloitte & Touche accepts no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

(ii)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

British Sky Broadcasting Group plc

17.
Corporate Shareholder Information

Board of Directors
Rupert Murdoch (Chairman)
Tony Ball (Chief Executive Officer and
Managing Director)
Philip Bowman (Audit Committee Chairman)
Chase Carey
David DeVoe
David Evans
Lord St. John of Fawsley
Allan Leighton
James Murdoch
Jacques Nasser
Gail Rebuck
Arthur Siskind
Martin Stewart (Chief Financial Officer)
John Thornton (Remuneration Committee Chairman)
Lord Wilson of Dinton

Alternate Directors
Rupert Murdoch, James Murdoch, David DeVoe and
Arthur Siskind, have appointed each of the others to
act as their alternate Directors and in addition have
appointed Chase Carey and Leslie Hinton as their
alternate Directors. Philip Bowman has appointed
Allan Leighton and David Evans as his alternate
Directors. David Evans has appointed Philip Bowman
and Allan Leighton as his alternate Directors.

Company Secretary
David Gormley

Financial calendar
2002/2003 Third quarter results        May 2003
Preliminary results for 2002/2003      Aug 2003
2003 Annual General Meeting           Nov 2003

Company information
Registered office:
Grant Way,
Isleworth,
Middlesex TW7 5QD.
Telephone 0870 240 3000

Internet address
www.sky.com
Registrars
Lloyds TSB Registrars,
The Causeway,
Worthing,
West Sussex BN99 6DA.
Telephone 0870 600 3970
www.shareview.co.uk

ADR Depository
The Bank of New York,
Shareholder Relations,
P.O. Box 11258,
Church St. Station,
New York NY 10286.
USA
Telephone:
Domestic Toll Free 888 269 2377
International (1) 610 312 5315
Email: Shareholder-SVCS@bankofny.com
www.stockbny.com

Auditors
Deloitte & Touche,
Hill House,
1 Little New Street,
London EC4A 3TR.

Principal Bankers
Barclays Bank plc,
27 Soho Square,
London W1A 4WA.

Solicitors
Herbert Smith,
Exchange House,
Primrose Street,
London EC2A 2HS.

Company registration number
2247735

Designed and produced by
Carnegie Orr +44 (0)20 7610 6140

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

Date: March 6, 2003	By:	/s/ David Gormley